FAN CRUISE LLC

# Where Legends & Fans Set Sail Together


LEGENDS OF BOXING
FAN CRUISE
INAUGURAL

fancruise.com Doylestown, PA

## Highlights

1. Launching the Legends of Boxing Fan Cruise with the WBC—premium fan experiences uniting legends/fans
2. Capitalizing on the fast-growing themed-cruise market via celebrity access, events, and engaged fans
3. Multiple revenue streams: themed cruises, Emerald Club lounges, travel agencies, a booking platform.

## Team

**Jeff Nahom** Co-Founder and CEO SPV Voting Proxy

**Joan Schwartz** President

**Brian Levine** Vice President

## Pitch Deck


WBC
LEGENDS OF BOXING
FAN CRUISE


INAUGURAL

## Fan Cruise: Where Legends and Fans Set Sail Together

Imagine stepping aboard a luxury cruise where legendary athletes, entertainers, and fans share unforgettable experiences together at sea. Fan Cruise is launching its inaugural Legends of Boxing Fan Cruise in partnership with the World Boxing Council (WBC), combining the excitement of live events, celebrity interaction, and premium travel into a unique fan experience. More than just a themed cruise, Fan Cruise is building a platform designed to bring passionate fan communities together through immersive experiences at sea.

With over one billion combat sports fans worldwide and no established leader in the fan cruise space, Fan Cruise is positioned to serve a large and underserved market. Modeled after many successful themed cruises that consistently sell out to fan bases significantly smaller than boxing's global audience, Fan Cruise is poised for breakout success. Backed by an exclusive partnership with the World Boxing Council and supported by many legendary world champions, the company is creating a powerful foundation for long term growth and brand expansion.

Beyond boxing, Fan Cruise plans to expand into additional fan focused experiences, including MMA, football, basketball, soccer, music, and other entertainment genres. The company is also developing multiple revenue generating initiatives, including The Emerald Club membership program and an online cruise and travel portal focused on delivering exceptional customer service and exclusive travel benefits. Investors have the opportunity to participate at an early stage as Fan Cruise works to build a scalable sports and entertainment platform with multiple growth opportunities across events, travel, memberships, and fan engagement.**Imagine stepping aboard a luxury cruise where boxing legends and fans share the same deck training together, dining together, and celebrating the sport's greatest moments under Caribbean sunsets.** Fan Cruise is making that vision a reality as a *World Boxing Council–sanctioned fan cruise*, blending the thrill of world-class boxing with the elegance of luxury travel. This isn't just another themed event - it's the birth of an entirely new category in sports entertainment.

**With over one billion combat sports fans worldwide and zero direct competitors, Fan Cruise stands at the forefront of a massive, untapped market.** Modeled after the wildly successful Star Trek Cruise - which sells out every year to a fan base 13 times smaller than boxing's - Fan Cruise is poised for breakout success. Backed by an exclusive five-year WBC partnership, Princess Cruise Lines, and three-time Heavyweight Champion Michael Moorer, this venture brings instant credibility, celebrity power, and global fan appeal.

**Investors now have the rare chance to get in at the ground floor of a first-to-market franchise with enormous growth potential.** With projected first-year revenues exceeding $20 million and a 20%+ profit margin, Fan Cruise offers both high financial upside and meaningful impact - supporting retired fighters through the José Sulaimán Boxers Fund. By joining this historic voyage, investors aren't just funding a cruise - they're helping launch the world's next great sports entertainment brand.

All projections are forward looking and not guaranteed.